AKAMAI TECHNOLOGIES, INC.
145 Broadway
Cambridge, MA 02142

August 26, 2020

By EDGAR Submission

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Tony Watson, Division of Corporation Finance

Re: Akamai Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 28, 2020
File No. 0-27275

Dear Ladies and Gentlemen:

This letter responds to the following comment included in your letter dated July 30, 2020, regarding Akamai Technologies, Inc.’s (“Akamai” or the “Company”) Form 10-K for the fiscal year ended December 31, 2019, filed on February 28, 2020.

Form 10-K for the Fiscal Year Ended December 31, 2019

Financial Statements and Supplemental Data
2. Summary of Significant Accounting Policies
Cost of Revenue, page 58

1.Please tell us the GAAP guidance you applied that did not result in the culmination of an earnings process in the situations where certain ISPs provide you rack space and access to their bandwidth at a discount or no cost in return for use of your servers.

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The Company enters into arrangements with some internet service providers (“ISPs”), whereby the ISPs provide rack space and access to internet bandwidth for the Company, either at a discount or for no fee. As a result, the ISPs’ customers enjoy faster access to content (e.g., videos, website pages) due to the proximity of Akamai’s servers to those customers. However, this is an indirect benefit enjoyed by the ISPs and is not based on any goods or services delivered by the Company to the ISPs or the ISPs’ customers. There is no transfer of control of any goods or services by the Company in arrangements with these ISPs, as the Company retains control of its servers (and no use of such servers is provided to the ISPs) and it does not have any other performance obligations to the ISPs or the ISPs’ customers.

The Company views these arrangements as vendor arrangements. The Master Glossary of the Accounting Standards Codification (“ASC”) defines a vendor as “a service provider or product seller, such as a manufacturer, distributor, or reseller.” The Company contracts with these ISPs to acquire services from the ISPs, specifically access to rack space and provisioning of bandwidth as described above. The Company also purchases these types of services from other vendors, such as other ISPs, data centers and network operators, for varying amounts of cash. The Company recognizes the negotiated transaction price of all these arrangements, which sometimes is zero, as cost of revenue as the services are provided to the Company in accordance with Statement of Financial Accounting Concepts (“SFAC”) No. 5, Recognition and Measurement in Financial Statements of Business Enterprises. In particular, paragraph 85 of SFAC No. 5 states: “expenses and losses are generally recognized when an entity’s economic benefits are used up in delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations.” Accordingly, as the Company uses the economic benefit of the access to rack space and provision of bandwidth to serve content of its own customers, it recognizes the negotiated transaction price of those services, if any, as cost of revenue.

In explaining its accounting policy for the treatment of these arrangements, the Company has used the term “culmination of an earnings process” in disclosures. Going forward, the Company will replace such phrasing with language that is more consistent with the applicable GAAP guidance it is applying by removing:

In some circumstances, internet service providers (“ISPs”) make rack space available for the Company’s servers and access to their bandwidth at a discount or no cost. In exchange, the ISP and its customers benefit by receiving content through a local Company server resulting in better content delivery. The Company does not consider these relationships to represent the culmination of an earnings process. Accordingly, the Company does not recognize as revenue the value to the ISPs associated with the use of the Company’s servers, nor does the Company recognize as expense the value of the rack space and bandwidth received at discounted or no cost.

and replacing it with the following new disclosure:

In some circumstances, internet service providers (“ISPs”) make rack space available for the Company to locate its servers and provide access to their bandwidth at a discount or no cost. Although the Company does not provide any goods or services to the ISPs or the ISPs’ customers under these arrangements, the ISPs and their customers indirectly benefit by accessing content through a local Company server, resulting in better content delivery. The Company records the cost of these vendor relationships at their negotiated transaction price, which is either at a discount or no cost.

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If you would like to discuss the response above, please contact the undersigned at your convenience at 617-444-3000.

Yours very truly,
/s/ Edward McGowan

Edward McGowan
Executive Vice President and Chief Executive Officer